SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. __)

eDoorways Corporation

(Name of Issuer)

COMMON STOCK, PAR VALUE$.001 PER SHARE

(Title of Class of Securities)

281372 10 2

(CUSIP Number)

c/o Richard Friedman, Esq.
Sichenzia Ross Friedman Ference LLP,
61 Broadway, 32nd Floor
New York,  New York 10006; (212) 930-9700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 27, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)

CUSIP No. 281372 10 2	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Triumph Small Cap Fund, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES	7	SOLE VOTING POWER 33,333,333
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 33,333,333
PERSON WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,333,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.1% (based on 183,516,807 shares of the Issuer’s Common Stock issued and outstanding on May 27, 2008)
14	TYPE OF REPORTING PERSON* CO

(Page 2 of 6 Pages)

CUSIP No. 281372 10 2	13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Kenneth Orr
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7	SOLE VOTING POWER 33,333,333(1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING	9	SOLE DISPOSITIVE POWER 33,333,333
PERSON WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,333,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.1% (based on 183,516,807 shares of the Issuer’s Common Stock issued and outstanding on May 27, 2008)
14	TYPE OF REPORTING PERSON* IN

1  Mr. Orr has sole voting and dispositive power over the shares held by Triumph Small Cap Fund, Inc.

(Page 3 of 6 Pages)

Item 1.  Security and Issuer.

This statement on Schedule 13Dis related to the common stock, par value $.001 per share (the “Common Stock”), of eDoorways Corporation, a Delaware Corporation (the “Issuer”).  The Issuer’s current principal executive offices are located at 2602 Yorktown Place, Houston, TX 77056.
.
Item 2. Identity and Background.

This statement is being filed jointly by Triumph Small Cap Fund, Inc. (“Triumph”) and Kenneth Orr (“Orr”) (collectively, the “Reporting Persons”).  Mr. Orr is the President of Triumph and has sole dispositive and voting power for shares owned by Triumph.  The Reporting Persons are engaged in the business of making investments. The business address of the Reporting Persons is 68 South Service Road, Melville, NY 11747.

During the past five years, neither Triumph nor Mr. Orr has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

On November 10, 1999, the Securities and Exchange Commission filed a civil action in federal district court against Kenneth Orr and sixteen other defendants, charging Mr. Orr with violations of Section 17(a) of the Securities Act of 1933 and Section 10(b) of the Exchange Act of 1934 (SEC v. Curtis, et al., 99 Civ 7357 (E.D.N.Y.)(“Curtis”).  On September 13, 2002, the Unites States Court for the Eastern District of New York entered a Final Judgment of Permanent Injunction and Other Relief as to Orr in Curtis, permanently enjoining Orr from future violations of Section 17(a) of the Securities Act, and Section 10(b) of the Exchange Act and Rule 10b-5 thereunder, ordering Orr to disgorge $55,000 in ill-gotten gains, approximately $44,000 in prejudgment interest, and post-judgment interest, and ordering Orr to pay a civil penalty of $55,000.  Orr consented to the entry of the final judgment without admitting or denying allegations in the Commission’s Complaint.  Additionally, on January 3, 2002, Orr pleaded guilty to one count of conspiracy to launder money.  United States v. Orr, 99 CR 1019 (E.D.N.Y.).  On May 21, 2002, a judgment in the criminal case was entered against Orr.  He was sentenced to three years of probation and ordered to pay a $3,000 fine.  In December 2004, Mr. Orr consented to the entry of an Order Making Findings and Imposing Remedial Sanctions pursuant to Section 15(b) of the Securities Exchange Act of 1934.  In connection therewith, Mr. Orr was barred from association with any broker or dealer, without reapplying.  Any reapplication or reentry by Mr. Orr will be subject to applicable laws and regulations.  Mr. Orr has determined not to reapply or seek reentry.

The above referenced actions all relate to events that took place in 1995.

Item 3. Source and Amount of Funds or Other Consideration.

Triumph acquired the securities referred to in this Schedule 13D for investment purposes and not with the purpose or effect of changing or influencing control of the Issuer. Depending on market conditions and other factors, Triumph may purchase additional shares of Common Stock in the open market or in private transactions. Subject to the availability of Common Stock at prices deemed favorable by Triumph, Triumph's liquidity, the financial condition and results of operations of the Company, and general economic and market conditions prevailing at the time, Triumph reserves the right to, and may in the future, purchase additional shares of Common Stock from time to time in the open market, through privately negotiated transactions, or otherwise.

(Page 4 of 6 Pages)

Item 4. Purpose of Transaction.

The Reporting Persons purchased the securities of the Issuer for investment purposes and not for the purpose of acquiring control of the Issuer.

The Reporting Persons do not have a definitive plan, arrangement or understanding to seek to cause the Issuer to be merged, reorganized or liquidated, to sell or transfer any assets of the Issuer, to cause the Issuer to change its current board of directors or management, to cause any material change to its capitalization, dividend policy, business, corporate structure, charter or bylaws, to cause the Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or to take any action similar to the above.

Item 5.  Interest in Securities of the Issuer.

(a)
The Reporting Persons are the beneficial owners of 33,333,333 shares (the “Shares”), representing 18.1% of the issued and outstanding shares of the Issuer’s Common Stock based on 183,516,807 shares of the Issuer’s Common Stock issued and outstanding on May 27, 2008.

(b)	The Reporting Persons have the sole power to vote on and dispose of the Shares.
(c)	The Reporting Persons did not effect any transactions in the Issuer’s securities within the past 60 days.
(d)	No other person if know to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Persons’ securities.
(e)	Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving of withholding proxies.

Item 7.  Material to be Filed as Exhibits.

None.

(Page 5 of 6 Pages)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

TRIUMPH SMALL CAP FIND, INC.

May 27, 2008	By:	/s/ Kenneth Orr
Name: Kenneth Orr
Title: President

By:	/s/ Kenneth Orr
Kenneth Orr

(Page 6 of 6 Pages)